United States securities and exchange commission logo





                              April 5, 2021

       Chris Anthony
       Chief Executive Officer
       Aptera Motors Corp.
       5825 Oberlin Drive, Suite 7
       San Diego, CA 92121

                                                        Re: Aptera Motors Corp.
                                                            Offering Statement
on Form 1-A
                                                            Filed March 9, 2021
                                                            File No. 024-11479

       Dear Mr. Anthony:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed March 9, 2021

       Cover Page

   1. Please revise the disclosure on the cover page and in the section entitled "Process of
                                                        Subscribing" on page 18
to disclose that an investor's subscription is irrevocable. In this regard, we note section
1(a) of the subscription agreement filed as exhibit 4.1.

       Summary, page 3

   2. Please revise the disclosure in this section to discuss circumstances when the holders of
                                                        Class B Common Stock
would be entitled to vote.


              We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
 Chris Anthony
Aptera Motors Corp.
April 5, 2021
Page 2

FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Andrew Blume,
Accounting Branch Chief, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Jay Mumford, Senior Attorney, at 202-551-3637 with any other questions.



                                                           Sincerely,
FirstName LastNameChris Anthony
                                                           Division of
Corporation Finance
Comapany NameAptera Motors Corp.
                                                           Office of
Manufacturing
April 5, 2021 Page 2
cc:       Jamie Ostrow
FirstName LastName